Joe Laxague
Partner
jlaxague@cronelawgroup.com

Mason Allen
Of Counsel
mallen@cronelawgroup.com

VIA EDGAR

December 7, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Sean Healy
Dorrie Yale

Re:	Inspire Veterinary Partners, Inc.
Draft Registration Statement on Form S-1
Filed October 25, 2022
CIK No.: 0001939365

Dear Mr. Healy and Ms. Yale:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated November 21, 2022, commenting on the Company’s Draft Registration Statement on Form F-1 filed October 25, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Draft Registration Statement on Form S-1

Cover Page

1. We note your statement that you have applied to list your Class A common stock on the Nasdaq Capital Market. Revise your cover page to disclose whether your offering and the secondary offering are contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to this comment, the Company advises the Staff that the Company does not have an underwriting agreement as of the date of this correspondence but intends to revise the disclosure in a subsequent amendment to the Registration Statement. The Company believes that the underwriting agreement will provide that the successful completion of the underwritten primary offering will be contingent upon final approval of our Nasdaq listing application. The Company expects tht the underwriting agreement will not refer to or address the secondary offering.

2. We refer to your statement here that you are assuming a public offering price, and your disclosure on page 9, which indicates that the number of shares of Class A common stock being offered here is dependent on the offering price. Please ensure that you revise your disclosures to provide a firm number of shares offered hereunder prior to seeking effectiveness of your Registration Statement. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that the Company intends to revise the disclosures to provide a firm number of shares offered pursuant to the Registration Statement in a subsequent amendment to the Registration Statement prior to requesting effectiveness of the Registration Statement.

3. We note that this prospectus relates to both a primary offering and a secondary offering. Please revise your cover page to clearly highlight at the top that there are two different offerings and the amounts of each offering. Also revise to state on the cover that the secondary offering will not commence until after the closing of your initial public offering, as you state on page 32, and to discuss the duration of the secondary offering. Please also state the selling shareholders' net proceeds. Refer to Item 501(b)(3) of Regulation S-K. In addition, given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the price in your primary offering.

Response: In response to this comment, the Company has amended the Registration Statement to state that the initial public offering of Inspire Veterinary Partners, Inc.’s Class A common stock consists of shares may be offered for resale or otherwise or otherwise disposed of by each stockholder named in this prospectus (the “Selling Stockholder”) in an amount equal to 100% of the shares held by each Selling Stockholder and of which shares are being sold by the Company on a firm commitment underwritten basis. The successful completion of the underwritten offering is not a condition to the registration and sale of the Selling Stockholders’ shares.

As stated above, the Company intends to revise the disclosures to provide a firm number of shares offered pursuant to the Registration Statement in a subsequent amendment to the Registration Statement. The Company advises the Staff that it does not have an underwriting agreement as of the date of this correspondence but intends to revise the disclosure in a subsequent amendment to the Registration Statement. The Company believes that the underwriting agreement will provide that the successful completion of the underwritten primary offering will not be a condition to the registration and sale of the indicated existing outstanding shares pursuant to the secondary offering.

The Company has further amended the Registration Statement to add risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the price in the primary offering.

Prospectus Summary, page 1

4. Balance your disclosures in the summary with information regarding your net losses and accumulated deficit.

Response: In response to this comment, the Company has amended the Registration Statement to include the information requested under the caption “Prospectus Summary— Anticipated Growth through Acquisitions.”

The Offering, page 8

5. Please also revise your disclosure on page 9 to clarify if the information in the prospectus reflects a conversion of the bridge note, which you state on page 44 is convertible at the time of your IPO.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that the capitalization presented assumes no conversion of the Spartan Capital Securities bridge note.

Our business may be harmed if our computer network. . ., page 19

6. Please expand this risk factor to discuss risks arising from your provision of televeterinarian offerings and other digital services. In this regard, we refer to your statements about such offerings on pages 16 and 21.

Response: In response to this comment, the Company respectfully advises the Staff that, as of the date of this correspondence, the Company does not engage in tele-veterinarian services in the foreseeable future. The Company does plan to explore opportunities in the tele-veterinarian services space. The Company has amended the Registration Statement to expand the risk factor relating to regulation and our computer networks with respect to any future provision of tele-veterinarian services.

Various government regulations could limit. . ., page 20

7. We refer to the last two paragraphs in this risk factor. Please expand your disclosures to identify the applicable states in which you currently have operations that have these types of regulations.

Response: In response to this comment, the Company has amended the Registration Statement to specify that only Texas, where we operate two veterinary hospitals, and Indiana, where we operate one veterinary hospital, prohibit non-veterinary personnel from owning or operating veterinary hospitals.

Our board of directors may authorize and issue shares of new classes of stock. . ., page 23

8. Please revise the heading of this risk factor to reference the existence of the Class B common stock and expand the risk factor to explain the additional rights that it grants to holders. Explain the other risks resulting from the higher number of votes held by Class B shareholders, and state the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval. Also, state here and on the cover the total number of shares of class b stock that are outstanding and that are underlying convertible securities. In this regard, we note that you have issued securities convertible into Class B common stock. If the company will be a "controlled" company following the initial public offering, revise to provide appropriate disclosures.

Response: In response to this comment, the Company has amended the Registration Statement to update the risk factor to describe attributes of our Class B common stock, to identify the Class B shareholders and to clarify that the Company does not qualify as a “controlled company” under the Nasdaq corporate governance rules.

The sale or availability for sale of substantial amounts of our Class A common stock. . ., page 24

9. Please expand this risk factor to discuss the secondary offering, including a discussion of your affiliates who are participating in the secondary offering.

Response: In response to this comment, the Company has amended the Registration Statement to provide additional details regarding the secondary offering, including the inability of our directors, officers and 5% beneficial owners to sell shares in the secondary offering due to the lock-up agreements.

Cautionary Statement Regarding Forward-Looking Statements, page 27

10. We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable because you are not currently a reporting company. See Section 27a(a)(1) of the Securities Act. Therefore, please revise to make it clear that the safe harbor does not apply to this offering or delete all such statements.

Response: In response to this comment, the Company has amended the Registration Statement to omit all references to the Private Securities Litigation Reform Act of 1995.

Selling Stockholders, page 31

11. Certain of your selling stockholders appear to be underwriters. We note that Dragon Dynamic Catalytic Bridge Sac Fund and Target Capital 1 LLC are affiliates of the underwriter. Please revise your disclosures as appropriate to identify these entities as underwriters, including on the prospectus cover page, and to state that such selling stockholders must offer and sell their shares for a fixed price for the duration of the offering and disclose such fixed price. In addition, you state that your selling stockholders may sell securities through underwriters. Please revise your disclosures as appropriate to disclose the required information set forth in item 508 for such underwriters.

Response: In response to this comment, the Company respectfully notes that the identification of Dragon Dynamic Catalytic Bridge Sac Fund and Target Capital 1 LLC as affiliates of the underwriters was included in the Registration Statement in error. The Company confirms that Dragon Dynamic Catalytic Bridge Sac Fund and Target Capital 1 LLC are not affiliates of our underwriter, and in fact are independent investors that entered into their respective transactions with the Company on an arm’s length basis. The Company has amended the Registration Statement to correct the erroneous disclosure.

12. We refer to your disclosure on page 32 that the selling stockholders may engage in short sales. Please tell us whether any of the selling stockholders have any open short positions. Also please explain the selling stockholders' ability to engage in short sales under Regulation M, and add disclosure, including a risk factor, disclosing the effects of short selling on the price of your shares.

Response: In response to this comment, the Company advises the Staff that it does not believe that there are any current open short positions held by any selling stockholders. The Company has further amended the Registration Statement to include risk factor disclosure regarding short sales under the caption, “Risk Factors— We are not currently traded on an exchange or market. If we are successful at being traded or listed, an active, liquid trading market for our common stock may not develop or be sustained. If and when an active market develops the price of our common stock may be volatile.” The Company has also added disclosure to reference Regulation M in the discussion under the caption, “Plan of Distribution.”

13. We refer to your statement on page 72 that your officers, directors, and 5% or more shareholders have agreed to enter into lock-up agreements. Please revise your disclosures as appropriate to clarify how these lock-up agreements affect the secondary offering, to the extent applicable.

Response: In response to this comment, the Company has amended the Registration Statement under the caption, “Selling Stockholders” to clarify that both Wilderness Trace Veterinary Partners, LLC and Star Circle Advisory Group, LLC are subject to six-month lock-ups.

Use of Proceeds, page 33

14. We refer to your disclosure that you plan for additional acquisitions, and that at least five additional locations are under contract. Please identify these businesses that are under contract and the purchase prices of these businesses. If any material amounts of other funds are necessary to accomplish your specified purposes, state the amounts of such other funds needed for each such specified purpose and the sources thereof. Refer to instructions 3 and 6 of Item 504 of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to provide additional details regarding the pending acquisitions.

Summary of Results of Operations, page 40

15. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the general and administrative expenses line item. It appears cost of cost of goods sold does not include any depreciation or amortization expense. Please tell us how your presentation complies with SAB Topic 11.b.

Response: The following is a description of the nature of expenses that the Company includes within the cost of goods sold line item and the nature of expenses that the Company includes within the general and administrative expenses line item:

Cost of goods sold (exclusive of depreciation and amortization):Cost of goods sold consists of cost directly related to the animal services provided at the Company’s veterinary clinics or animal hospitals, which primarily includes personnel-related compensation costs of the employees at the Company’s veterinary clinics or animal hospitals, laboratory costs, pet supply costs, third-party veterinarian contractors, office rent, utilities, supplies, and other cost arising as a result of the services being performed, excluding depreciation and amortization.

General and administrative expenses: General and administrative expenses include personnel-related compensation costs for corporate employees, such as management, accounting, legal, acquisition related and non-recurring expenses, insurance and other expenses used to operate the business.

We have amended the filing to include these disclosures in our MD&A. We will also update future annual reports to include this disclosure in the notes to the audited financial statements.

16. Please quantify in the filing the extent to which the 2021-2022 revenue variance was impacted by acquisitions. Also, please quantify your product sales revenue and your service revenue, and also quantify the corresponding cost of sales for each revenue source. Any material changes in gross margin should also be explained. See the guidance in Item 303 of Regulation S-K.

Response: We acknowledge the Staff’s comments and have revised the summary of operation section to quantify the changes for the comparative period presented in the Registration Statement in response to the Staff’s comments.

Intangible Assets, page 5

17. In 2021 and 2022 you have consummated multiple acquisitions of veterinary clinics and recognized $4.8 million of goodwill but only $830,000 of customer list/relationship intangible assets. It is not clear why a larger amount of purchase price has not been allocated to the customer relationship intangible given your disclosures on page 4 that your acquisition targets are expected to generate growth in their operations. Please disclose in the filing the method that you primarily use to measure the fair value of acquired customer relationships and explain to readers the material acquired customer cash flow retention and growth rate assumptions you have historically used and how these assumptions resulted in such a disproportionate amount of goodwill being recognized in your financial statements. The expanded disclosure should enable a reader to understand why such a relatively small valuation was allocated to the customer relationship intangible asset in light of the substantial increases in revenues that have been generated by the corresponding acquisitions. Compliance with ASC 805-20-55 should be clearly evident.

Response: We acknowledge the Staff’s comments and have added additional disclosures within the “Critical Accounting Policies and Significant Judgements and Estimates” section of the MD&A to include the following disclosure.

Customer Relationships – Partnerships Valuation Analysis

The distinguishing characteristics of customers/business relationships/partners that give rise to value are the inertia resident in the relationship, processes, and the amount of information available about the customer or partner. In the case of low inertia relationships, there is little to hold the customer to the service or product provider for a variety of underlying reasons. The benefit to these long–term relationships in an economy where competition is increasing is access to health services/products; treatments; medicine; and technology allows for expansion to broader markets or regions.

The first step in the valuation process was to gain an understanding of not only who the customers/partners of each subject business were, but the nature and extent of those relationships. Some of the more important factors considered at this stage of the analysis were the year in which the relationships began, the strength of the relationships and whether the relationships were contractual. It is our understanding that Veterinary Services and Pet Care Hospitals have recurring revenue from their customer base as of the dates of valuation.

The Income Approach is most commonly used with respect to the analysis of customer–related intangible assets. Specifically, we utilized the Multi–Period Excess Earnings Method (“MPEEM”), a form of the Income Approach to value the acquired Customer Relationships/Partners. The principle behind the Multi–Period Excess Earnings Method is that the value of an intangible asset is equal to the present value of the incremental after–tax cash flows attributable only to the subject intangible asset after deducting contributory asset charges (“CAC”).

The most significant assumptions used in the application of the Multi–Period Excess Earnings Method and in the valuation analysis of acquired Customer Relationships/Partners are:

•	A useful life of 15 years where after 10 years the remaining customer base results in small positive cash flows and no terminal value was calculated.
•	A discount rate of 19.66% was selected to calculate the present value of the prospective after–tax cash flows associated with the customer base and business development relationships.
•	We utilized an annual Company sales retention rate of 74.00% (Veterinary Services industry rate) for the Customer Base. The attrition rates are based on Veterinary Services industry rate of 26%.
•	The contributory asset charges are based on returns (8.3% to 19.7%) for Net Working Capital (normalized); Fixed Assets; Assembled Workforce; Trade Name; and Non-Competes.

Our valuations of the intangible assets apart of our veterinary clinics and animal hospital acquisitions has a relatively small value allocated to the client list (customer relationship) due to our use of the Veterinary Services industry rate of 74% for the retention rate in our valuations. An increase in the rate by 6% to 80% in our valuation would result in an increase of approximately $1 million to the client list and a decrease of approximately $1 million to goodwill. We have elected to use the industry standard as our Company has minimal historical operations with less than 2 years of revenue producing activities through September 30, 2022. Management continues to evaluate the inputs used in our valuations based on quantitative and qualitative information available to the Company.

Our Business, page 51

18. You state that you use a "national consultancy model." please expand your disclosures to describe this model and to clarify how your business uses this model. Revise to explain how IVP Practice Holding Co. LLC and IVP Real Estate Holding Co. LLC work with the practices they own, including whether they provide any management services to those entities. Discuss how your structure complies with various state regulations that prohibit non-licensed veterinary persons from owning or operating veterinary clinics in certain states. Discuss which acquisitions, if any, were "in-fill" purchases, which you reference on page 4, and explain the meaning of this term. Also explain how you work with Blue Heron Consulting. We note that you refer to them as your "partner firm" on page 5. Disclose whether you have any agreements with Blue Heron Consulting, and if you do, please revise to provide the material terms of such agreement(s), and file such agreement as an exhibit.

Response: In response to this comment, the Company has amended the Registration Statement to further explain and discuss the national consultancy model, the practice and real estate holding structure model and the relationship with Blue Heron Consulting.

19. We refer to your statement on page 16 that you are expanding your services and building out your "digital and data capabilities," and your reference on page 21 to your "provision of veterinary services through tele-veterinarian offerings." please expand your disclosures to discuss these offerings, including applicable regulations.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that the Company does not presently have digital and data capabilities or provide veterinary services through tele-veterinarian offerings, but may intend to pursue these services in the future.

Government Regulation, page 56

20. We note your statement on page 56 that you are providing "[e]xamples" of regulations applicable to you. Please revise to discuss the effect of all existing or probable regulations on your business, to the extent material. For example, we refer to your statement that Texas has a regulation prohibiting non-licensed veterinary persons from owning or operating veterinary clinics in Texas. Please revise to describe similar laws or regulations in other states in which you operate, or advise. Additional examples include whether there are material state laws applicable to you governing the dispensing of prescription pet medications by your veterinarians, or licensing requirements applicable to your veterinarians.

Response: In response to this comment, the Company has amended the Registration Statement to clarify which regulations apply to the Company in the states in which the Company has veterinary operations subject to such regulations.

Management and Board of Directors, page 59

21. Please revise the information regarding your officers and directors to align with the disclosure referenced in Item 401 of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to ensure the director and officer biographies conform to the disclosure requirements of Item 401 of Regulation S-K.

Executive and Director Compensation, page 65

22. Please expand your description of your agreement with Kimball Carr to describe all material terms of such agreement, including a description of how the salary is determined based on your revenue and the incentive plan. Refer to Item 402(o) of Regulation S-K. Revise to clarify how Mr. Keiser is paid for his services.

Response: In response to this comment, the Company has amended the Registration Statement to provide additional narrative descriptions of the material terms of the employment agreement between the Company and Mr. Carr and to clarify that, at present, Mr. Keiser does not receive compensation for his services.

Change-in-Control Agreements, page 68

23. We refer to your disclosure that you have not entered into any change-in-control agreements with any of your officers. However, it appears that your agreement with Mr. Carr has change-in-control and severance provisions. Revise to provide the disclosure referenced in Item 402(q) of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to under the caption, “Security Ownership of Certain Beneficial Owners and Management—Change-in-Control Agreements” to refer to the change in control provision of Mr. Carr’s employment agreement.

Certain Relationships and Related Transactions, page 69

24. Please revise to provide the information required by Item 404 of Regulation S-K. We note, for example, that you have an arrangement with Blue Heron Consulting, which is affiliated with your COO.

Response: In response to this comment, the Company has amended the Registration Statement to describe arrangement with Blue Heron Consulting and added the related consulting agreement as an Exhibit to the Registration Statement.

Description of Capital Stock, page 69

25. Please revise to describe how shareholder's rights may be modified.

Response: In response to this comment, the Company respectfully advises the Staff that, pursuant to Nevada Revised Statutes Article 79.390, any amendment to the articles of association (other than a change in number of authorized shares of class or series) to affect or modify shareholders’ rights requires (i) a resolution adopted by the board of directors setting forth the proposed amendment and submission of the proposed amendment to the stockholders for approval; (ii) affirmative vote of stockholders holding shares in the corporation representing at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, approving the amendment; and (iii) a certificate signed by an authorized officer setting forth the amendment, the vote by which the amendment was adopted, and filing of the certificate with the Secretary of State of Nevada. In response to this comment, the Company has amended the Registration Statement to under the caption “Description of Capital Stock—Modification of Shareholders’ Rights.”

26. We note that Section XI of your current bylaws state that disputes concerning the corporation or based on or relating to the "stockholder agreement" will be submitted to mediation. However, it does not appear that there is a stockholder agreement contemplated as part of this offering. Please explain the scope of this provision, and whether it is intended to apply to claims made under the federal securities laws, and revise your disclosures as appropriate to discuss the stockholder agreement, including appropriate risk factors and file the agreement as an exhibit. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the securities act or the rules and regulations thereunder. We also note that your bylaws continue to refer to Delaware. To the extent you intend to enter into amended and restated bylaws, please revise your disclosures accordingly and update your exhibit index.

Response: In response to this comment, the Company respectfully advises the Staff that there is no stockholder agreement in effect with respect to the Company. The Company intends to file amended and restated bylaws of the Company in a subsequent amendment to remove references to the State of Delaware and the stockholder agreement.

Underwriting

Lock-Up Agreements, page 78

27. We refer to your discussion in this section that you have agreed to a lockup period of six months. However, your disclosure on page 72 indicates that the lockup period is only for three months. Please revise to reconcile your disclosures.

Response: In response to this comment, the Company has amended the Registration Statement to reflect the fact that, because our 5% beneficial holders, Wilderness Trace Veterinary Partners, LLC and Star Circle Advisory Group, LLC, are each controlled by certain of our directors, each of Wilderness Trace Veterinary Partners, LLC and Star Circle Advisory Group, LLC have agreed to be locked-up for six months from the date of the prospectus.

Financial Statements, page F-1

28. We note that you were incorporated in 2020 and began acquiring hospitals in 2021 which were accounted for as business acquisitions under ASC 805. You acquired eight hospitals during the year ended December 31, 2021 and the six month period ended June 30, 2022. Prior to these acquisitions, you had no operations. In this regard, please address the following:

•	Given your lack of operations prior to these acquisitions, please tell us what consideration you gave as to whether you had a predecessor, as defined in Rule 405 of Regulation C, and whether predecessor audited financial statements required by Rule 8-04 of Regulation S-X should be provided; and
•	Please tell us what consideration you gave to providing financial statements of businesses acquired and for probable acquisitions (page 33) pursuant to Rule 8-04 of Regulation S-X and corresponding pro forma financial information pursuant to Article 11 of regulation S-X. In this regard, please provide us with your significance test calculations for each acquisition.

Response: In response to the Staff’s comment, we considered Rule 405 per Section 1170 of the Financial Reporting Manual (“FRM”) noting that the designation of an acquired business as a predecessor is based on both of the following criteria:

•	The registrant “succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities).”
•	“[T]he registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired.”

Our acquisition of Kauai Veterinary Clinic (“KVC”) succeeded the entire business of KVC through the Stock Purchase and Sale Agreement with the shareholders of KVC to acquire 100% of its issued and outstanding stock. Inspires own operations before the acquisition of KVC consisted of only cash and cash equivalents related to the equity financings from the initial investors. As such we determined KVC to be the predecessor.

Further we note that per Section 1170.02 of the FRM that “Financial information of a registrant’s predecessor is required for all periods before the succession, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for the registrant and its predecessor should collectively be ‘as of’ all dates and ‘for’ all periods required by S-X Articles 3 and 10 (or Article 8 for SRC). Any interim period of the predecessor before its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. Schedules required by S-X Article 12 are required for predecessor entities.

a.	After an acquisition, financial statements of the predecessor should be included in Forms 10-K and 10-Q for the required comparative periods before the acquisition, in addition to those of the registrant.
b.	After the acquisition of a business by SPAC, the financial statements of the registrant for periods prior to the acquisition may not be required to be included in Forms 10-K and 10-Q once the financial statements include the period in which the acquisition or recapitalization was consummated. Generally, these financial statements would not be required in cases in which the registrant had only nominal statement of comprehensive income activity.
c.	S-X 3-01 and 8-02 do not specifically refer to balance sheets of predecessors. When only one registrant balance sheet would otherwise be included in the filing, a registrant, including a Smaller Reporting Company, must file an audited predecessor balance sheet as of the end of its last fiscal year.”

Based on the aforementioned rules and regulations we considered whether it would be meaningful to prepare the predecessor financial statements for the initial acquiree, KVC, for the year ended December 31, 2020 and the stub period from January 1, 2021 to January 25, 2021. The Company determined that, such financial statements could not be produced without unreasonable expense and would not provide meaningful or material presentation of the Company’s operations. Further, we believe that KVC’s financial statements would not be useful or needed for investors to make an informed investment decision about the Company. The Company has included operations for the acquired business for almost two fiscal years in the registration statement. For the above reasons, we respectfully request to omit predecessor financial statements for the acquired operations form the registration statement.

In consideration of the businesses acquired and for probable acquisitions we measured the significance of the acquired businesses under S-X 3-05 and X-X 8-04 using the three tests, the;

•	Asset test,
•	Investment test, and
•	Income Test

We noted generally the most recent preacquisition annual financial statements of an acquiree are compared with a registrant’s preacquisition consolidated financial statements as of and for its most recently completed audited fiscal year that is required to be filed with the SEC (regardless of whether the registrant and acquiree have different fiscal year-ends). If the acquiree is not a registrant, the financial statements used for the significance tests should be determined as though the acquiree were a registrant. Further, if an acquiree is not a registrant, the acquiree’s financial statements are not required to be audited to perform the significance tests.

Per paragraph 2015.5 of the FRM indicates that a registrant should compare the total U.S. GAAP purchase price of the acquiree, adjusted for certain items (described below), with the registrant’s preacquisition consolidated assets. For this test, the U.S. GAAP purchase price means the “consideration transferred,” as used in ASC 805. Note that the consideration transferred includes the acquisition-date fair value of all contingent consideration and excludes acquisition-related (transaction) costs. The registrant should adjust the consideration transferred to exclude the carrying value of assets it transferred to the acquiree that will remain with the combined entity after the business combination.

We elected to use the latest balance sheet as of September 30, 2022 to measure the significance test of the acquirees for both the asset and investment test as a strict application of Rule 3-05 result in the financial statement for acquirees that are not significant at the time the registration statement is set to be filed as a result of the Company’s substantial growth in assets and earnings.

The income test consists of an income component and a revenue component:

Income Component: The registrant’s share of the acquiree’s pretax income from continuing operations is compared with the registrant’s pretax income from continuing operations on the basis of the most recent preacquisition annual financial statements of each company.

Revenue Component: If both the registrant and the acquiree have material revenue in each of the two most recently completed fiscal years, the revenue component is calculated by comparing the registrant’s share of the acquiree’s revenue with the registrant’s revenue on the basis of the most recent preacquisition annual financial statements of each company. If either the registrant or the acquiree does not have material revenue for each of the two most recently completed fiscal years, only the income component should be used.

We noted that the Company had $0 if revenue in FY 2020, therefore conclude that revenue is not material based on the two most recently completed fiscal years for the significance test for 2021 and 2022 acquisitions.

If either a registrant or an acquiree, but not both, incurred a pretax loss from continuing operations in the fiscal year used to perform the income test, a registrant should, as noted in paragraph 2015.9 of the FRM, use the absolute value of this loss when performing the income test.

We noted the majority of the acquiree's do not have a historical balance sheet as these entities were acquired based on cash flow projections. We note that the total asset value for the acquirees is made up of Cash, AR, Prepaid Expenses, Inventory and Fixed Assets. These acquirees asset balances is below the value of consideration paid to the acquirees as the AR is relatively low based on services being paid at the time of service, prepaid expenses attributed to insurance and software subscriptions that is relatively low, Inventory being the medical supplies needed to perform veterinary services is also fairly low and fixed asset making up the equipment used for services and furniture and fixtures within the practice that are substantially depreciated based on the formation date of these acquirees being early 2000's or earlier. Management concludes that the investment test is the more conservative test between the Asset and Investment test and will ultimately reach the same conclusion.

FY 2021 Acquisitions:

	KVC	CAH	P&F
Date of acquisition	1/25/2021	8/27/2021	10/8/2021
Investment Test	25.6%	9.8%	10.9%
Earnings Test	2.1%	2.6%	7.6%

We note that financial statements for KVC are not required as the acquirees financial statements are included in the audited financial statements for at least nine months and the significance is below 40%.

FY 2022 Acquisitions:

	Pasco	Lytle	Kern	Bartow	Dietz	Aberdeen	All Breed	Pony Express
Date of acquisition	1/5/22	3/15/22	3/22/22	4/3/22	5/17/22	7/29/22	8/12/22	10/31/22
Investment Test	7.1%	10.2%	14.1%	9.9%	3.5%	4.0%	14.9%	21.9%
Earnings Test	5.4%	5.3%	6.6%	5.6%	2.3%	0.2%	14.3%	17.7%

Based on the above test we noted that only the Pony Express acquisition resulted in a significance above 20%, however the financial statements of a significant acquired business that are not more than 50% are not required in a registration statement that is filed or declared effective before the 75th day after the consummation of the acquisition. As such Pony Express financial statements are not required based on the grace period.

Lastly, we considered insignificant acquisitions as indicted in paragraph 2035.1 of the FRM, the requirement to provide financial statements of individually insignificant businesses only applies to registration and proxy statements. An acquirer must determine the aggregate significance of the individually insignificant businesses and, in certain circumstances, may be required to present the financial statements covering at least the substantial majority, or the mathematical majority, of these businesses in a registration or proxy statement. Any acquisitions whose significance does not exceed 20% and any probable acquisition whose significance does not exceed 50%.

We noted only one acquisition since the latest balance sheet included within the registration statement and noted that the Pony Express balance is below 50%, therefore not required to include the financial statements within the registration statement.

Consolidated Statements of Cash Flows, page F-7

29. It is not clear why you are presenting acquisition of goodwill rather than payments for acquisition of business combination in your statements of cash flows. Refer to ASC 230-10-45-13. Please advise or revise as necessary.

Response: We acknowledge the Staff’s comments and recognize the requirement to present the acquisition of business combination for consideration paid as a “Payments for acquisition of businesses” and have revised the description in the Registration Statement to address the Staff’s comment.

Note 2. Significant Accounting Policies and Basis of Presentation, page F-9

30. We note your disclosures on page 70 regarding the Target Capital and Dragon Capital warrants issued. Please disclose how you account for these warrants including your consideration of ASC 815-40.

Response: We advise the Staff that the warrants were evaluated under ASC 480 to determine that the warrants were freestanding financial instruments and that warrants did not meet the liability classification under ASC 480. The warrants were further evaluated to determine that the Warrants meet the definition of a derivative financial instrument in accordance with ASC 815 and that based on our analysis of the warrants under ASC 815 the warrant were determined to be indexed to the Company own stock and met the equity guidance. We have added additional disclosures in the interim unaudited financial statements in the Registration Statement to address the Staff’s comment.

31. Please disclose how you determined that you operate in one reportable segment. Based on your business description, it is not clear whether your product sales and services businesses are separate segments. Compliance with the accounting and disclosure requirements of ASC 280 should be clearly evident.

Response: We acknowledge the Staff’s comment and have added disclosures within the Management’s Discussion and unaudited interim financial statements with the business description stating “the Company operates its business as one operating and one reporting segment” in the Registration Statement to address the Staff’s comment.

Revenue Recognition, page F-12

32. Please provide the disaggregated revenues disclosures required by ASC 606-10-50-5 through 50-7. Please also refer to the guidance in ASC 606-10-55-89 through 55-91 when considering the appropriate categories for disaggregation.

Response: We acknowledge the Staff’s comment and have revised the statement of operations to present the disaggregated revenue by “Service revenue” and “Product revenue” based on our application on ASC 606.

Revenue Recognition, page F-12

32. Please provide the disaggregated revenues disclosures required by ASC 606-10-50-5 through 50-7. Please also refer to the guidance in ASC 606-10-55-89 through 55-91 when considering the appropriate categories for disaggregation.

Response: We acknowledge the Staff’s comment and have revised the statement of operations to present the disaggregated revenue by “Service revenue” and “Product revenue” based on our application on ASC 606.

Basic and Diluted Net Loss Per Share, page F-14

33. Your disclosures elsewhere including on page F-70, indicate that the only differences between the Class A and Class B shares are related to voting and conversion rights. In this regard, please help us understand how you determined the loss per share amounts pursuant to ASC 260, including how you determined how much of the net loss should be allocated to each class. Please also disclose securities that could potentially dilute basic eps in the future that were not included in the computation of diluted eps because to do so would have been antidilutive for the period(s) presented. Refer to ASC 260-10-50-1.

Response: The Company acknowledges the Staff’s comments and notes that the presentation of the EPS calculation between the two different classes is incorrect in our initial S-1 filing. We have revised the EPS calculation to combine both classes together for the periods presented and added to the EPS significant accounting policy the securities that could be potentially dilutive in the Registration Statement to address the Staff’s comment.

Note 7. Stockholders Equity, page F-53

34. We note that your shareholders approved the Company’s 2022 equity incentive plan effective October 18, 2022. The plan provides for the award of stock options (incentive and non-qualified), stock awards and stock appreciation rights to officers, directors, employees and consultants who provide services to the company. In addition we note that there have been issuances of common stock for services. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the ipo and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company acknowledges the Staff’s comment and confirms that, once the Company has an estimated offering price or range, the Company will provide an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

Item 15. Recent Sales of Unregistered Securities, page II-2

35. Revise to provide the information referenced by Item 15 of Form S-1 and Regulation 701 of Regulation S-K. You should provide the requested information for all securities sold by you within the past three years which were not registered under the Securities Act, including securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.

Response: In response to this comment, the Company has amended the Registration Statement to conform the disclosures in accordance with Regulation 701 of Regulation S-K.

Exhibits

36. Please revise your exhibit index to indicate other exhibits to be filed, and file such exhibits in future amendments. We note, for example, that you refer to the filing of an amended and restated certificate of incorporation, which is not reflected in your exhibit index. We also note that there are references to real estate leases for various facilities that are not included. For your form of asset purchase agreement, please re-file to include Exhibit 2.1(b)(ii) or clarify if such exhibit is represented by the form of convertible note you have filed as Exhibit 10.6. If there is a purchase agreement for Pony Express Veterinary Hospital and it differs from the form agreements filed as exhibits, please also file the agreement as a separate exhibit. Refer to item 601 of Regulation S-K.

Response: In response to this comment, the Company has amended the exhibit index to the Registration Statement and related disclosures to clarify that the reference to an amended and restated certificate of incorporation should instead refer to the Company’s amended and restated articles of incorporation; that the form of convertible note attached as Exhibit 2.1(b)(ii) to the form of asset purchase agreement is intentionally omitted and is otherwise represented by the form of convertible note attached as Exhibit 10.6 to the Registration Statement; and to otherwise clarify the items noted above.

General

37. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: In response to this comment, the Company respectfully notes that the Company has not provided written communications with potential investors in reliance of Section 5(d) of the Securities Act.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.